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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  1 )*
                                           ---

                           NetScout Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               64115 T 10 4
                     ----------------------------------
                              (CUSIP Number)

                              December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

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CUSIP No. 64115 T 10 4                 13G                 Page 2 of 8 Pages

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 (1) Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

             Narendra Popat
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       1,137,854 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       340,000 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    1,137,854 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    340,000 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,477,854 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.0%
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(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 2 of 8 Pages

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CUSIP No. 64115 T 10 4                 13G                 Page 3 of 8 Pages
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 (1) Name of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

             Jyoti Popat
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       2,250,000 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       476,056 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    2,250,000 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    476,056 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,726,056 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     9.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 3 of 8 Pages

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CUSIP No. 64115 T 10 4                 13G                 Page 4 of 8 Pages

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                               SCHEDULE 13G

ITEM 1.

    (a)   Name of Issuer

          NetScout Systems, Inc. (the "Company")
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices:

          4 Technology Park Drive, Westford, MA 01886
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing:

          Narendra Popat and Jyoti Popat.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of Narendra Popat is
          4 Technology Park Drive, Westford, MA 01886. The residence of
          Jyoti Popat is 355 Pope Road, Concord, MA 01742.
          ---------------------------------------------------------------------
    (c)   Citizenship:

          Narendra Popat and Jyoti Popat are citizens of the United States.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities:

          Common Stock, $.001 Par Value.
          ---------------------------------------------------------------------
    (e)   CUSIP Number: 64115 T 10 4

          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a) Amount Beneficially Owned: Mr. Popat beneficially owns 1,477,854 shares of Common Stock. Mr. Popat directly owns 1,128,545 shares of Common Stock and has presently-exercisable options to purchase 9,309 shares of Common Stock.

             Mrs. Popat beneficially owns 2,726,056 shares of Common Stock. Mrs. Popat directly owns 2,250,000 shares of Common Stock. In addition, 136,056 shares are held by a trust for the benefit of Mr. and Mrs. Popat's children; Mrs. Popat is one of the trustees of such trust.

             340,000 shares of Common Stock are held by a family limited partnership of which Mr. and Mrs. Popat are the general partners and trusts for the benefit of their children are limited partners.

             Mr. and Mrs. Popat are spouses. Mr. Popat may be deemed to beneficially own the 2,726,056 shares of Common Stock beneficially owned by Mrs. Popat. Mr. Popat disclaims beneficial ownership of 2,386,056 of such shares. Mrs. Popat may be deemed to beneficially own the 1,477,854

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CUSIP No. 64115 T 10 4                 13G                 Page 5 of 8 Pages

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             shares of Common Stock beneficially owned by Mr. Popat. Mrs. Popat disclaims beneficial ownership of 1,137,854 of such shares.

             The amount beneficially owned by Mr. and Mrs. Popat does not include 365,650 shares of Common Stock held by the Narendra Popat Grantor Retained Annuity Trust and 1,000,000 shares of Common Stock held by the Millennium Trust. Neither Mr. nor Mrs. Popat have voting power or dispositive power over the shares of Common Stock held by the Narendra Popat Grantor Retained Annuity Trust or the Millennium Trust.

       (b)   Percent of Class:

             Narendra Popat:  5.0%
             Jyoti Popat:  9.3%

             The foregoing percentages are calculated based on the 29,453,602 shares of Common Stock reported to be outstanding on February 9, 2001 in the Company's Form 10-Q for the quarter ended December 31, 2000.

       (c)   Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:
                    Narendra Popat: 1,137,854
                    Jyoti Popat: 2,250,000

             (ii)   shared power to vote or to direct the vote:
                    Narendra Popat: 340,000
                    Jyoti Popat: 476,056

             (iii)  sole power to dispose or direct the disposition of:
                    Narendra Popat: 1,137,854
                    Jyoti Popat: 2,250,000

             (iv)   shared power to dispose or direct the disposition of:
                    Narendra Popat: 340,000
                    Jyoti Popat: 476,056

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

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CUSIP No. 64115 T 10 4                 13G                 Page 6 of 8 Pages

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).

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CUSIP No. 64115 T 10 4                 13G                 Page 7 of 8 Pages

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                                //s/ Narendra Popat
                                                -------------------------------
                                                Narendra Popat

                                                /s/ Jyoti Popat
                                                -------------------------------
                                                Jyoti Popat

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CUSIP No. 64115 T 10 4                 13G                 Page 8 of 8 Pages

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                                                                      EXHIBIT 1

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.

Dated: February 14, 2001

                                                     /s/ Narendra Popat
                                                     --------------------------
                                                     Narendra Popat

                                                     /s/ Jyoti Popat
                                                     --------------------------
                                                     Jyoti Popat